Contact

www.linkedin.com/in/samvel-hakobyan-591786161 (LinkedIn)

Top Skills

Digital Marketing
Creative Strategy
Go-to-Market Strategy

Samvel Hakobyan

A Servant Leader | Breaking Traditions, Redefining the Status Quo | Creating a Movement Beyond the Bottle

Sacramento, California, United States

Summary

I see business as both an art and a philosophy—a way to create, inspire, and transform. My destiny led me to the world of wine, where we are building something far greater than just a product.

At Franzese Wine, we're not just selling wine; we're saving a country from extinction and creating a brand rooted in storytelling, transformation, and legacy. Our wines come from the world's first vineyards of Armenia We believe every bottle carries a story, and every sip is a moment to connect. When you drink Franzese Wine, you're not just drinking history, but creating it.

In just two years, we've taken a vision and turned it into a movement, securing distribution with:
Kroger
Albertsons
SaveMart
Raley's
Lucky's
Walmart
… and many more, with a rapidly growing footprint.

Our wines come from the world's first vineyards in Armenia, and we're pioneering the next big shift in the industry with both premium wines and non-alcoholic wines—blending tradition with innovation.

But beyond the numbers, what drives me is the people—the relationships built, the team we've assembled, and the customers who believe in what we're creating.

I'm always looking to connect with those who are passionate, driven, and aligned with our vision. Whether you're in retail, distribution, hospitality, or looking to collaborate, let's build something incredible together.

Let's connect.

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Experience

Franzese Wines
Chief Executive Officer
March 2022 - Present (3 years 8 months)
California, United States

Franzese Wine is a taste of Transformation inspired by the life of Michael
Franzese, who is the former mafia boss of the Colombo Crime Family. He
transformed his life and is now a global renown Christian and Inspirational
speaker impacting millions of lives. Our wine also takes you to the other side
of the world where the first vineyards were ever discovered. In other words, we
allow you to get a taste of the other side;)

Papa John's International
Franchise Owner
April 2014 - Present (11 years 7 months)
Sacramento, California Area

Emit Solutions
CEO
October 2018 - January 2024 (5 years 4 months)
Folsom, CA

Emit Solutions is the new way of Marketing and Spreading Brand Awareness
through:
- Social Media Platforms
- Google Search Engine Optimization
- Content Creation
- FaceBook Target Marketing
- Google AdWords
- Much Much More to Generate High Potential Clients to Keep Your Business
Expanding

Cobex Construction Group inc
Project Consultant
August 2018 - October 2018 (3 months)
Roseville, CA